Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 9961)

(1) DATE OF AUDIT COMMITTEE MEETING AND

ANNOUNCEMENT DATE OF

FOURTH QUARTER AND FULL YEAR OF 2024 RESULTS

AND

(2) DATE OF BOARD RESOLUTION IN RELATION

TO CASH DIVIDEND

Date of Audit Committee Meeting and Announcement Date of Fourth Quarter and Full Year of 2024 Results

The audit committee of the board of directors of Trip.com Group Limited (the “Company”) will hold a meeting on Friday, February 21, 2025 (Hong Kong time) for the purposes of, among others, approving the Company’s fourth quarter and full year of 2024 (the “Results”) and its publication.

The Company will announce the Results on Tuesday, February 25, 2025 (Hong Kong time), before the trading hours of the Hong Kong Stock Exchange.

The Company’s management team will host a conference call at 7:00 PM U.S. Eastern Time on February 24, 2025 (or 8:00 AM on February 25, 2025 in the Hong Kong Time) following the announcement.

The conference call will be available on Webcast live and replay at: http://investors.trip.com. The call will be archived for twelve months at this website.

All participants must pre-register to join this conference call using the Participant Registration link below: https://register.vevent.com/register/BI464e7cf662634c26ab00fc2284233a50.

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Date of Board Resolution in Relation to Cash Dividend

The Company further announces that the board of directors of the Company (the “Board”) is considering the declaration and payment of a dividend in cash. If the Board decides to proceed, the declaration of dividend will be adopted by Board resolution on or around Tuesday, February 25, 2025 (Hong Kong time).

By order of the Board
Trip.com Group Limited
James Jianzhang Liang
Executive Chairman of the Board

Singapore, February 11, 2025

As of the date of this announcement, the board of directors of the Company comprises Mr. James Jianzhang Liang, Mr. Min Fan, Ms. Jane Jie Sun, and Mr. Rong Luo as directors, and Mr. Neil Nanpeng Shen, Mr. Qi Ji, Mr. Gabriel Li and Mr. JP Gan as independent directors.

2